(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	WASHINGTON, DC 20549
☐ Form 11-K
☐ Form 10-Q	Form 12b-25
☐ Form 10-D	Commission File Number 0-25721
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 25, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I. Registrant Information

BUCA, Inc.

Full name of registrant

Former name if applicable

1300 Nicollet Mall, Suite 5003

Address of principal executive office (Street and number)

Minneapolis, Minnesota 55403

City, State and Zip Code

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the financial statements of BUCA, Inc. (the “Company”) for the fiscal year ended December 25, 2005, the Company determined that errors had occurred in the Company’s previously filed financial statements for the fiscal years ended 2001 through 2004 and for the first three quarters of fiscal 2004 and 2005. The errors were in the application of generally accepted accounting principles related to recognizing lease expense on a straight-line basis for leases with scheduled rent increases, depreciation lives of leasehold improvements and other items. As a result of this determination, the Company’s Audit Committee concluded on March 7, 2006 that the Company will restate its previously filed financial statements for the fiscal years ended 2001 through 2004 and for the first three quarters of fiscal 2004 and 2005 to correct for these errors. The financial statements for the affected periods should no longer be relied upon. The Company expects the net effect of these restatements to increase expenses by approximately $2.5 million to $3.0 million in the aggregate over the affected periods. The Company has discussed these matters with its independent registered public accounting firm, Deloitte & Touche, LLP.

As a result of the restatements, the Company will be unable to file its Form 10-K for the period ended December 25, 2005 within the prescribed period without unreasonable effort or expense.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Wallace B. Doolin (Name)	(612) (Area Code)	225-3400 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the Company is restating its previously filed financial statements for the fiscal years ended 2001 through 2004 and for the first three quarters of fiscal 2004 and 2005.

As previously announced, the Company is exploring strategic alternatives for the Vinny T’s of Boston brand and has closed three Buca di Beppo restaurants in the fourth quarter of fiscal 2005. As a result, the Company expects to classify Vinny T’s of Boston and the three closed restaurants as discontinued operations in the Company’s consolidated financial statements, in accordance with Statement of Financial Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Based on preliminary financial results, the Company expects an increase in restaurant sales, from continuing operations, in fiscal 2005 of approximately $15.5 million as compared to fiscal 2004, and a decrease in net loss in fiscal 2005 of approximately $6.1 million as compared to fiscal 2004 (as to be restated). There can be no assurance that the final financial results will not differ from these anticipated financial results upon completion of the financial statement restatements and the fiscal 2005 audit.

BUCA, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 10, 2006	By	/s/ Kaye R. O’Leary
Kaye R. O’Leary
Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).